

June 5, 2025

Kuk Hyoun Hwang
Chief Executive Officer
OSR Holdings, Inc.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

> **Re: OSR Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2025**
> **File No. 333-287626**

Dear Kuk Hyoun Hwang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Erika Calderón, Esq.